Subject to Completion
              Preliminary Pricing Supplement dated March 3, 2006


PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:


                                [LOGO OMITTED]
                                 Merrill Lynch


                                1,000,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                          Accelerated Return Notes(R)
                Linked to the Dow Jones-AIG Commodity Index(SM)
                                due June , 2007
                                 (the "Notes")
                  $10 original public offering price per unit

                                 -------------


The Notes:                                             Payment on the maturity date:
o   The Notes are designed for investors who are       o  The amount you receive on the maturity date
    seeking exposure to the Dow Jones-AIG                 will be based upon the direction of and
    Commodity Index (index symbol "DJAIG"),               percentage change in the level of the Dow
    willing to forego interest payments on the            Jones-AIG Commodity Index over the term of the
    Notes and willing to accept a return that will        Notes:
    not exceed the limit described in this pricing
    supplement.                                            o  If the level of the Dow Jones-AIG Commodity
                                                              Index has increased, on the maturity date
o   There will be no payments prior to the                    you will receive a payment per unit equal
    maturity date and we cannot redeem the Notes              to $10 plus an amount equal to $10
    prior to the maturity date.                               multiplied by triple the percentage
                                                              increase of the Dow Jones-AIG Commodity
o   The Notes will not be listed on any securities            Index, up to a maximum total payment which
    exchange.                                                 will be between $11.90 and $12.40 per unit,
                                                              as described in this pricing supplement.
o   The Notes will be senior unsecured debt
    securities of Merrill Lynch & Co., Inc. and            o  If the level of the Dow Jones-AIG Commodity
    part of a series entitled "Medium-Term Notes,             Index has decreased, on the maturity date
    Series C". The Notes will have the CUSIP No.:             you will receive a payment per unit based
                                                              upon that percentage decrease and, as a
o   The settlement date for the Notes is expected             result, you may receive less, and possibly
    to be April , 2006.                                       significantly less, than the $10 original
                                                              public offering price per unit.

         Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

         Investing in the Notes involves risks that are described in the "Risk
Factors" section beginning on page PS-7 of this pricing supplement and the accompanying prospectus supplement.

                                 -------------
                                                                                       Per Unit     Total
         Public offering price (1)..............................................         $10.00         $
         Underwriting discount (1)..............................................           $.20         $
         Proceeds, before expenses, to Merrill Lynch & Co., Inc.................          $9.80         $

         (1) The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                 -------------
                              Merrill Lynch & Co.

                                 -------------

             The date of this pricing supplement is March , 2006.


"Accelerated Return Notes(R)" is a registered mark of Merrill Lynch & Co., Inc.

"Dow Jones," "AIG(R)" and "Dow Jones-AIG Commodity Index" are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc., and Dow Jones, AIG International Inc. or American International Group, Inc. makes no representation regarding the advisability of investing in the Notes.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A...................................................PS-3
RISK FACTORS...............................................................PS-7
DESCRIPTION OF THE NOTES..................................................PS-11
THE INDEX.................................................................PS-16
UNITED STATES FEDERAL INCOME TAXATION.....................................PS-24
ERISA CONSIDERATIONS......................................................PS-27
USE OF PROCEEDS AND HEDGING...............................................PS-28
SUPPLEMENTAL PLAN OF DISTRIBUTION.........................................PS-28
EXPERTS...................................................................PS-28
INDEX OF CERTAIN DEFINED TERMS............................................PS-29

                             Prospectus Supplement

RISK FACTORS................................................................S-3
DESCRIPTION OF THE NOTES....................................................S-4
UNITED STATES FEDERAL INCOME TAXATION......................................S-21
PLAN OF DISTRIBUTION.......................................................S-28
VALIDITY OF THE NOTES......................................................S-29

                                  Prospectus

Merrill Lynch & Co., Inc......................................................2
Use of Proceeds...............................................................2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends..........................3
The Securities................................................................3
Description of Debt Securities................................................4
Description of Debt Warrants.................................................15
Description of Currency Warrants.............................................17
Description of Index Warrants................................................18
Description of Preferred Stock...............................................24
Description of Depositary Shares.............................................29
Description of Preferred Stock Warrants......................................33
Description of Common Stock..................................................35
Description of Common Stock Warrants.........................................38
Plan of Distribution.........................................................41
Where You Can Find More Information..........................................42
Incorporation of Information We File With the SEC............................42
Experts  ....................................................................43

                           SUMMARY INFORMATION--Q&A


           This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Accelerated Return Notes(R) Linked to the Dow Jones-AIG Commodity Index(SM) due June , 2007 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Dow Jones-AIG Commodity Index (the "Index") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

           References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

           The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June , 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

           Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

           Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

           The Index was created by AIG International Inc. ("AIGI") in 1998 and is calculated by Dow Jones & Company, Inc. ("Dow Jones") in conjunction with AIGI. The Index is designed to be a liquid and diversified benchmark for commodities. The Index is comprised of futures contracts (each, an "Index Component") on nineteen physical commodities traded on United States futures exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange. The relative weightings of the commodities that comprise the Index (the "Index Commodities") are determined annually. Two-thirds of each weighting is based on five-year average trading volume and one-third of each weighting is based on five-year average annual world production. The component weightings are also subject to several rules designed to insure diversified commodity exposure. For more information on the Index, please see the section entitled "The Index" in this pricing supplement.

           An investment in the Notes does not entitle you to any direct or indirect ownership interest in the Index Components or the Index Commodities.

How has the Index performed historically?

           The Index has only been calculated and published since July 1998. However, we have included a graph showing the hypothetical and historical year-end closing levels of the Index for each year from 1991 through 2005 and a graph and table showing the historical month-end closing levels of the Index from January 2001 to February 2006 based on the historical values of the commodities futures included in the Index in the section entitled "The Index--Hypothetical historical and historical data on the Index" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

           On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

           The "Redemption Amount" to which you will be entitled will depend on the direction of and percentage change in the level of the Index over the term of the Notes and will equal:

(i) If the Ending Value is greater than the Starting Value:

            (       ( Ending Value-Starting Value ) )
      $10 + ( $30 x ( --------------------------- ) )
            (       (       Starting Value        ) )



provided, however, the Redemption Amount will not exceed an amount which will be between $11.90 and $12.40 per unit (the "Capped Value"). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the "Pricing Date") and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii) If the Ending Value is equal to or less than the Starting Value:

                              (   Ending Value   )
                        $10 x ( ---------------- )
                              (  Starting Value  )


           The "Starting Value" will equal the closing level of the Index on the Pricing Date. The Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

           The "Ending Value" means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day's closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of commodity futures included in the Index or certain futures or options contracts relating to the Index.

           The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 19% to 24% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the level of the Index declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

           For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

Will I receive interest payments on the Notes?

           You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

Examples

  Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $12.15, the midpoint of the range of $11.90 and $12.40.

Example 1--The hypothetical Ending Value is 50% of the hypothetical Starting
Value:

Hypothetical Starting Value: 162.340
Hypothetical Ending Value:    81.170

           ( 81.170 )
     $10 x (--------) = $5.00
           (162.340 )

Redemption Amount (per unit) = $5.00

Example 2--The hypothetical Ending Value is 105% of the hypothetical Starting
Value:

Hypothetical Starting Value: 162.340
Hypothetical Ending Value:   170.457

      (       ( 170.457 - 162.340 ) )
$10 + ( $30 x ( ----------------- ) ) = $11.50
      (       (      162.340      ) )


Redemption Amount (per unit) = $11.50

Example 3--The hypothetical Ending Value is 150% of the hypothetical Starting
Value:

Hypothetical Starting Value: 162.340
Hypothetical Ending Value:  243.510

      (       ( 243.510 - 162.340 ) )
$10 + ( $30 x ( ----------------- ) ) = $25.00
      (       (      162.340      ) )

                                           (Redemption
                                            Amount cannot be
Redemption Amount (per unit) = $12.15       greater than the
                                            Capped Value)

What about taxes?

           The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled "United States Federal Income Taxation" in this pricing supplement.



Will the Notes be listed on a stock exchange?

           The Notes will not be listed on any securities or futures exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

           In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

           If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

           In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

           Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

           MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the "Calculation Agent"). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

           Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

           For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

           Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

           We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

           The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in the Index Components or the Index Commodities

           The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of between 19% and 24% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Index declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Ownership of the Notes does not entitle you to any rights with respect to the commodities or commodity futures tracked by the Index

           You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to any of the commodities or commodity futures included in the Index.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

           The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

           If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

         Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Lack of Regulation by the CFTC

           Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" (a "CPO"). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC's or any non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-United States regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index is a rolling index

           The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as "rolling". If the market for these contracts is (putting aside other considerations) in "backwardation", where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive "roll yield". There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in contango. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative "roll yields" which would adversely affect the value of the Index and the value of the Notes.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the Notes

           The commodity markets are subject to temporary disruptions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. The circumstances could adversely affect the level of the Index and, therefore, the value of the Notes.

The Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return(SM)

           The Notes are linked to the Dow Jones-AIG Commodity Index, and not the Dow Jones-AIG Commodity Index Total Return. The Dow Jones-AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the

Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return, the return from an investment in the Notes will not reflect this total return feature.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

           The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

           The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

           Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

           Changes in the volatility of the Index is expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

           As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a "time premium" due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

           Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

           In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Trading in the Index Commodities, Index Components and options on Index Commodities and Index Components by us and our affiliates may affect your return

           Merrill Lynch Commodity, Inc., an affiliate of ours, and certain of our other affiliates may, from time to time, trade in some or all of the Index Commodities on a spot and forward basis and other contracts and products in or related to the Index Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, we may issue or our affiliates may underwrite other financial instruments with returns indexed to the prices of the Index Commodities or the Index Components and derivative commodities. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

           Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled "Description of the Notes--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

           We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

           You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

           ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on June , 2007. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is .

           While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

           The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

           ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

           The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

           On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

   Determination of the Redemption Amount

           The "Redemption Amount" per unit will be determined by the Calculation Agent and will equal:

           (i) If the Ending Value is greater than the Starting Value:

            (       ( Ending Value-Starting Value ) )
      $10 + ( $30 x ( --------------------------- ) )
            (       (       Starting Value        ) )


provided, however, the Redemption Amount will not exceed an amount which will be between $11.90 and $12.40 per unit (the "Capped Value"). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the "Pricing Date") and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

           (ii) If the Ending Value is equal to or less than the Starting
Value:

                              (   Ending Value   )
                        $10 x ( ---------------- )
                              (  Starting Value  )

           The "Starting Value" will equal the closing level of the Dow Jones-AIG Commodity Index (the "Index") on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

           The "Ending Value" will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustments to the Index; Market Disruption Events") on that scheduled Index Business Day.

           The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

           A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

           An "Index Business Day" means any day on which the Index or any successor indices are calculated and published.

           All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

           The following table illustrates, for the hypothetical Starting Value of 162.340 and a range of hypothetical Ending Values of the Index:

           o the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

           o          the total amount payable on the maturity date per unit;

           o          the total rate of return to holders of the Notes;

           o the pretax annualized rate of return to holders of the Notes; and

           o the pretax annualized rate of return of an investment in the commodities included in the Index.

                                                                                                      Pretax
                         Percentage change                                          Pretax          annualized
                       from the hypothetical    Total amount         Total        annualized           rate
                           Starting Value      payable on the       rate of        rate of         of return on
     Hypothetical       to the hypothetical     maturity date      return on      return on         the Index
     Ending Value           Ending Value          per unit         the Notes     the Notes(1)   Commodities (1)(2)
     ------------           ------------          --------         ---------     ------------   ------------------
         81.170                -50%                 5.00           -50.00%        -51.38%          -51.38%
         97.404                -40%                 6.00           -40.00%        -39.31%          -39.31%
        113.638                -30%                 7.00           -30.00%        -28.34%          -28.34%
        129.872                -20%                 8.00           -20.00%        -18.32%          -18.32%
        146.106                -10%                 9.00           -10.00%         -8.83%           -8.83%
        149.353                 -8%                 9.20            -8.00%         -7.02%           -7.02%
        152.600                 -6%                 9.40            -6.00%         -5.23%           -5.23%
        155.846                 -4%                 9.60            -4.00%         -3.47%           -3.47%
        159.093                 -2%                 9.80            -2.00%         -1.72%           -1.72%
        162.340(3)               0%                10.00             0.00%          0.00%            0.00%
        165.587                  2%                10.60             6.00%          5.06%            1.70%
        168.834                  4%                11.20            12.00%          9.95%            3.39%
        172.080                  6%                11.80            18.00%         14.70%            5.06%
        175.327                  8%                12.15(4)         21.50%         17.40%            6.70%
        178.574                 10%                12.15            21.50%         17.40%            8.34%
        194.808                 20%                12.15            21.50%         17.40%           16.25%
        211.042                 30%                12.15            21.50%         17.40%           23.79%

-----------------------------------------------

(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 2, 2006 to May 2, 2007, a term expected to be equal to that of the Notes.

(2) This rate of return assumes:

            (a) a percentage change in the aggregate price of the commodity futures included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

            (b)  no transaction fees or expenses.

(3) This is the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(4) The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $12.15 (the midpoint of the range of $11.90 and $12.40).

           The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Adjustments to the Index; Market Disruption Events

           If at any time Dow Jones or AIGI makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

"Market Disruption Event" means any of the following events as determined by the Calculation Agent:

                  (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index;

                  (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange; or

                  (C) the failure on any day of the applicable exchange to publish the official daily settlement prices for that day for any futures contract used in the calculation of the Index.

                  For the purpose of determining whether a Market Disruption Event has occurred:

                  (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

                  (2) a suspension in trading on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index, by reason of a price change reflecting the maximum permitted price change from the previous trading day's settlement price will constitute a Market Disruption Event; and

                  (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.


           The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Index

           If Dow Jones and AIGI discontinues publication of the Index and Dow Jones, AIGI or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Dow Jones, AIGI or any other entity for the Index and calculate the Ending Value as described above under "--Payment on the Maturity Date". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

           In the event that Dow Jones and AIGI discontinues publication of the Index and:

           o          the Calculation Agent does not select a successor index;
                      or

           o the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

           If Dow Jones and AIGI discontinues publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

           o          the determination of the Ending Value; and

           o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

           A "Business Day" is any day that is either (i) an Index Business Day or (ii) a day on which the applicable exchanges quoting the commodities futures contracts used to calculate a substitute level for the Index following a discontinuance, as discussed above, are open for trading.

           Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

           In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

           In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of % per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                   THE INDEX

      The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an "Index Component") on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the "Index Commodities") are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the "CBOT"). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the "LME").

      The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule.

      The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones disseminates the Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York time, and publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg page DJAIG.

      A "DJ-AIG Business Day" means a day on which the sum of the Commodity Index Percentages (as described below under "--Annual Reweighting and Rebalancing of the Index") for the Index Commodities that are open for trading is greater than 50%.

      The Index was created using the following four main principles:

      Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

      Diversification: In order to avoid the Index being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

      Continuity: The Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

      Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for each Index Commodity

      A futures contract known as a Designated Contract is selected by the Dow Jones-AIG Oversight Committee (the "Oversight Committee") for each Index Commodity. With the exception of several LME contracts, where the Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, the Oversight Committee selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, the Oversight Committee will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities included in the Index are traded on the CBOT, the LME, the Coffee, Sugar & Cocoa Exchange (the "CSCE"), the Commodities Exchange (the "COMEX"), the New York Cotton Exchange (the "NYCE") and the New York Mercantile Exchange (the "NYMEX") and are as follows:


                                               Current Weighting of
            Commodity Price Quote             Designated Contract(1)   Exchange                 Units
--------------------------------------------  ----------------------   -------------      --------------------
Light, Sweet Crude Oil......................          12.78%           NYMEX                  1,000 barrels
$/barrel

Henry Hub Natural Gas.......................           8.96%           NYMEX                 10,000 mmbtu
$/mmbtu

Soybeans....................................           7.67%           CBOT                   5,000 bushels
cents/bushel

High Grade Primary Aluminum.................           7.17%           LME                       25 metric tons
$/metric ton

Live Cattle.................................           5.64%           CME                   40,000 lbs
cents/pound

High Grade Copper(2)........................           6.43%           COMEX                 25,000 lbs
cents/pound

Gold........................................           6.64%           COMEX                    100 troy oz.
$/troy oz.

Corn........................................           6.57%           CBOT                   5,000 bushels
cents/bushel

Wheat.......................................           5.51%           CBOT                   5,000 bushels
cents/bushel

Lean Hogs...................................           4.32%           CME                   40,000 lbs
cents/pound

New York Harbor Unleaded Gasoline...........           3.75%           NYMEX                 42,000 gallons
cents/gallon

Heating Oil.................................           3.79%           NYMEX                 42,000 gallons
cents/gallon

Coffee "C"..................................           2.85%           CSCE                  37,500 lbs
cents/pound

Cotton......................................           3.25%           NYCE                  50,000 lbs
cents/pound

World Sugar No. 11..........................           3.42%           CSCE                 112,000 lbs
cents/pound

Special High Grade Zinc.....................           3.30%           LME                       25 metric tons
$/metric ton

Primary Nickel..............................           2.81%           LME                        6 metric tons
$/metric ton

Soybean Oil.................................           2.97%           CBOT                  60,000 lbs
cents/pound

Silver......................................           2.18%           COMEX                  5,000 troy oz.
cents/troy oz.
-----------------------------------------------

(1) The column in the above table titled "Current Designated Contract Weighting" reflects the approximate weightings as of March 1, 2006 of the nineteen commodities currently included in the Index.
(2) The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX for Copper contract prices and LME volume data in determining the weighting for the Index.

 Commodity Groups

      For purposes of applying the diversification rules discussed above and below, the commodities in the Index are assigned to "Commodity Groups". The Commodity Groups, and the commodities currently included in each Commodity Group that are part of the Index, are as follows:


                 Index Weighting by Commodity Group as of March 1, 2006
  Energy......................................................          29.28%
  Industrial Metals ..........................................          19.71%
  Grains .....................................................          19.75%
  Livestock...................................................           9.96%
  Softs.......................................................           9.52%
  Precious Metals.............................................           8.82%
  Vegetable Oil ..............................................           2.97%

Commodity Group:             Commodities:                 Commodity Group:              Commodities:
-------------------------    -------------------------    ---------------------------   -----------------
Energy...................... Crude Oil                    Softs.......................  Coffee
                             Heating Oil                                                Cotton
                             Natural Gas                                                Sugar
                             Unleaded Gasoline
                             Aluminum                     Precious Metals.............  Gold

Industrial Metals........... Copper                                                     Silver
                             Nickel
                             Zinc

Grains...................... Corn                         Vegetable Oil...............  Soybean Oil
                             Soybeans
                             Wheat

Livestock................... Lean Hogs
                             Live Cattle


Annual Reweighting and Rebalancing of the Dow Jones-AIG Commodity Index

      The Dow Jones-AIG Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-AIG Commodity Index are determined each year in June or July by AIGI under the supervision of the Oversight Committee. The Oversight Committee was established by Dow Jones and AIGI to assist with the operation of the Dow Jones-AIG Commodity Index. The annual weightings are announced in July and implemented the following January. The composition of the Dow Jones-AIG Commodity Index for 2006 was approved by the Oversight Committee at a meeting held in July 2005 and became effective in January 2006.

      The relative weightings of the component commodities included in the Dow Jones-AIG Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-AIG Commodity Index, liquidity is measured by the commodity liquidity percentage (the "CLP") and production by the commodity production percentage (the "CPP"). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Dow Jones-AIG Commodity Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Dow Jones-AIG Commodity Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Dow Jones-AIG Commodity Index Percentage (the "CIP") for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Dow Jones-AIG Commodity Index and their respective percentage weights.

      To ensure that no single commodity or commodity sector dominates the Dow Jones-AIG Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-AIG Commodity Index as of January of the applicable year:

      o No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Dow Jones-AIG Commodity Index;

      o No single commodity may constitute more than 15% of the Dow Jones-AIG Commodity Index;

      o No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones-AIG Commodity Index; and

      o No single commodity in the Dow Jones-AIG Commodity Index may constitute less than 2% of the Dow Jones-AIG Commodity Index.

      Following the annual reweighting and rebalancing of the Dow Jones-AIG Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

      Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the Index Components, are used to determine the commodity index multiplier (the "CIM") for each Index Commodity. The CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs. The CIM for each of the Index Commodities included in the Index for 2006 are as follows:



The Dow Jones-AIG Commodity Index    2006 Commodity Index Multiplier
            Commodity                      ("CIM")
----------------------------------   ---------------------------
            Crude Oil                   4.93856183
            Natural Gas                31.72822578
            Soybeans                   31.90522150
            Aluminum                    0.07446482
            Live Cattle               159.23683836
            Gold                        0.28847002
            Corn                       68.80808715
            Copper                     70.75783006
            Wheat                      36.21276431
            Lean Hogs                 169.39052752
            Unleaded Gasoline          55.10798094
            Heating Oil                52.84558816
            Cotton                    144.21008763
            Coffee                     61.54624057
            Sugar                     500.51759594
            Zinc                        0.03449535
            Soybean Oil               301.94615830
            Nickel                      0.00466073
            Silver                      5.47232601

Computation of the Dow Jones-AIG Commodity Index

      The Dow Jones-AIG Commodity Index is calculated by Dow Jones, in conjunction with AIGI by applying the impact of the changes to the prices of the Dow Jones-AIG Commodity Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Dow Jones-AIG Commodity Index is a mathematical process whereby the CIMs for the Dow Jones-AIG Commodity Index Components are multiplied by the prices for the Dow Jones-AIG Commodity Index Components. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones-AIG Commodity Index level to calculate the current Dow Jones-AIG Commodity Index level.

Hypothetical historical and historical data on the Index

      The Index has only been calculated and published since July 1998, however we have included the following graph setting forth the hypothetical closing levels of the Index on the last business day of each year from 1991 through 2005, based on the historical values of the commodities futures included in the Index. The hypothetical historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the Redemption Amount which may be payable to you at maturity.

                      [GRAPHIC OMITTED]

         Graphic shows closing levels:

               89.210 for December 31, 1991
               89.324 for December 31, 1992
               85.716 for December 31, 1993
               95.772 for December 30, 1994
              104.323 for December 29, 1995
              122.044 for December 31, 1996
              111.984 for December 31, 1997
               77.803 for December 31, 1998
               92.273 for December 31, 1999
              114.613 for December 29, 2000
               89.033 for December 31, 2001
              110.276 for December 31, 2002
              135.269 for December 31, 2003
              145.600 for December 31, 2004
              171.149 for December 30, 2005

         The following table sets forth the level of the Index at the end of each month in the period from January 2001 through February 2006. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

                                2001         2002       2003         2004        2005         2006
                                ----         ----       ----         ----        ----         ----
January....................    111.374       88.309    118.644      137.620     146.821      173.669

February...................    110.479       90.476    122.526      146.445     156.886      162.234

March......................    105.372       99.588    113.171      150.837     162.094

April......................    108.708       99.431    112.360      148.046     152.294

May........................    106.091       97.755    118.821      150.436     150.727

June.......................    101.571       99.518    115.788      144.034     152.885

July.......................    102.570       98.826    116.395      146.414     159.330

August.....................    102.225      102.581    120.898      143.556     170.816

September..................     95.107      106.294    120.898      153.175     178.249

October....................     90.407      105.053    126.571      155.549     166.516

November...................     90.959      105.247    126.087      153.406     166.402

December...................     89.033      110.276    135.269      145.600     171.149

      The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On March 1, 2006, the closing level of the Index was 162.304.

                               [GRAPHIC OMITTED]


License Agreement

      Dow Jones, AIGI and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Dow Jones in connection with certain securities, including the Notes. ML&Co. is an authorized sub-licensee under the license agreement.

      The license agreement among Dow Jones, AIGI and MLPF&S provides that the following language must be set forth in this pricing supplement:

      ""Dow Jones," "AIG," and "Dow Jones-AIG Commodity Index," are service marks of Dow Jones & Company, Inc. ("Dow Jones") and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by ML&Co. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. ("AIGI"), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

      The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International

Group, AIGI or any of their respective subsidiaries or affiliates to ML&Co. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity Index, which are determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to ML&Co. or the Notes. Dow Jones and AIGI have no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by ML&Co., but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity Index and the Notes.

      This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity Index components. Investors in the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity Index components in connection with the Notes. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

      NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ML&CO., OTHER THAN AMERICAN INTERNATIONAL GROUP."

      All disclosures contained in this pricing supplement regarding the Dow Jones-AIG Commodity Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones and AIGI. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

                     UNITED STATES FEDERAL INCOME TAXATION

           Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

           As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

           There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

           Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

           Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

           Tax Basis. A U.S. Holder's tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

           Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder's tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, as the case may be, depending upon the U.S. Holder's holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

           Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder's holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

           Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the "CPDI Regulations").

           If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a "comparable yield" for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder's prior accruals of original issue discount and capital loss thereafter.

           Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

           Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a

Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

           Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

           Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a "tax home" (as defined for United States federal income tax purposes) in the United States.

           As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

           A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

           Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

           Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

           Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

           The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

           (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

           (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

           (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

           (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

           (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

           The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

           Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

           The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

           MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

           The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                        INDEX OF CERTAIN DEFINED TERMS

Business Day...............................................................PS-15
Calculation Agent...........................................................PS-6
Calculation Day............................................................PS-12
Calculation Period.........................................................PS-12
Capped Value................................................................PS-4
DJ-AIG Business Day........................................................PS-16
Ending Value................................................................PS-4
Index.......................................................................PS-3
Index Business Day.........................................................PS-12
Index Commodities...........................................................PS-3
Index Component.............................................................PS-3
Market Disruption Event....................................................PS-14
Notes.......................................................................PS-1
Pricing Date................................................................PS-4
Redemption Amount...........................................................PS-4
Starting Value..............................................................PS-4
Successor index............................................................PS-15

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                                1,000,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                          Accelerated Return Notes(R)
                Linked to the Dow Jones-AIG Commodity Index(SM)
                                due June , 2007
                  $10 original public offering price per unit


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                              PRICING SUPPLEMENT
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                              Merrill Lynch & Co.







                                 March , 2006

 "Accelerated Return Notes" is a registered mark of Merrill Lynch & Co., Inc.
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